EXHIBIT 99h


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Changes

February 13, 2002.

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on February 13, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

On February 13, 2002 Kinross announced the financial results and summary of reserve and resources as at December 31, 2001.

Item 5.   Full Description of Material Change

See attached press release dated February 13, 2002.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


          DATED at Toronto this 20th day of February, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary

                                                                      Attachment
                                                                      ----------


                            Press Release                     February 13, 2002


Toronto, Ontario - Kinross Gold Corporation (TSE-K; Amex-KGC) announced today the results for the three months and year ended December 31, 2001 are as follows:

All results are expressed in United States dollars unless otherwise stated.

In 2001, Kinross produced more gold equivalent ounces at lower total cash costs per ounce than the previous year. The improved cash flow from operations allowed the Company to reduce long-term debt by $46.5 million while the Company's cash balance increased by $3.2 million to $81 million. Robert M. (Bob) Buchan, Chairman and Chief Executive Officer, stated "We are quite rightly proud of our operational and financial accomplishments in 2001, particularly considering the weak gold price environment during most of the year. Kinross enters 2002 as a much stronger company poised to participate significantly in an improving gold price environment".

Full Year

The Company's share of attributable production was 944,803 gold equivalent ounces in 2001, a nominal increase when compared to 2000 production of 943,798 ounces. Average total cash costs per gold equivalent ounce decreased by 4%, to $193 in 2001, compared to $202 in 2000. Cash flow provided from operating activities for 2001 was $74.5 million or $0.24 per share. This compares to cash flow provided by operating activities of $47.8 million or $0.16 per share in 2000. Cash flow provided from operating activities increased in 2001 due to lower production costs, lower exploration spending, and an increase in the proceeds on restructuring of the gold forward sales contracts when compared to 2000. In 2001, $16.1 million of non-cash write-downs of property plant and equipment of which the largest component was an $11.8 million write-down of the Blanket mine due to the continued political uncertainty in Zimbabwe, resulted in a $36.9 million, or $0.14 per share net loss for the year. This compares to a $126.1 million, or $0.45 per share loss in 2000 when write-downs totaled $85.2 million.

Fourth Quarter

Gold equivalent production of 238,244 ounces at total cash costs of $200 per ounce, combined with lower reclamation spending and positive changes in working capital resulted in cash flow provided from operating activities of $15.8 million or $0.05 per share during the fourth quarter of 2001. This compares to gold equivalent production of 254,626 ounces at total cash costs of $181 per ounce that resulted in cash flow provided from operating activities of $12.4 million or $0.04 per share during the fourth quarter of 2000. The Company recorded a net loss of $17.3 million or $0.06 per share for the fourth quarter of 2001, compared to a net loss of $93.2 million or $0.32 per share for the fourth quarter of 2000. Included in the fourth quarter of 2001 net loss was a write-down of property, plant and equipment of $16.1 million or $0.05 per share compared to a fourth quarter 2000 write-down of $85.2 million.

Revenues

Gold and Silver Sales

The Company's primary source of revenue is from the sale of its gold production. The Company sold 907,149 ounces of gold in 2001, compared to 897,428 ounces in 2000. Revenue from gold and silver sales was $270.1 million in 2001 compared to $271.0 million in 2000. Revenue from gold and silver sales in 2001 was similar to the 2000 results. In 2001, the Company realized $296 per ounce of gold, compared to $298 in 2000. The average spot price for gold was $271 per ounce in 2001 compared to $279 in 2000.

                                                                          ---------------------------------
Summary Information                                                            2001             2000
                                                                          ---------------------------------
Attributable gold equivalent production - ounces                                  944,803          943,798
Attributable gold production - ounces                                             937,852          932,423
Gold sales - ounces (excluding equity accounted ounces)                           907,149          897,428
Gold revenue (millions)                                                          $  268.8         $  267.8
Average realized gold price per ounce                                             $   296          $   298
Average spot gold price per ounce                                                 $   271          $   279

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative years. The resulting ratios are 62.00:1 in 2001 and 56.33:1 in 2000.

Interest and Other Income

The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2001 totaled $9.3 million compared to $14.2 million in 2000. Interest and other income in 2001 was comprised of interest on cash deposits of $4.9 million, joint venture management fees of $2.2 million, insurance settlements of $1.3 million and $0.9 million of other items. This compares to 2000 interest on cash deposits of $9.1 million, joint venture management fees of $2.6 million and insurance settlements of $2.5 million. Interest income decreased in 2001 due to substantially lower interest rates, while insurance settlements decreased since the majority of the historic Refugio claims were settled in 2000.

Mark-to-Market Gain (Loss) on Written Call Options

The Company retroactively adopted the change in Canadian Institute of Chartered Accountants recommendations for the accounting for written call options in 2000. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark to market gain of $3.5 million in 2001 compared to a gain of $4.1 million in 2000.

Costs and Expenses

Operating Costs

Gold equivalent production in 2001, (excluding equity accounted ounces) increased by 1% when compared to 2000 production, while operating costs decreased by 5%. Consolidated operating costs were $180.7 million in 2001 compared to $189.6 million in 2000. Total cash costs per ounce of gold equivalent were $193 in 2001 compared to $202 in 2000. Total cash costs per ounce of gold equivalent improved dramatically at the Hoyle Pond mine and the Refugio mine, while the Blanket mine in Zimbabwe experienced higher unit costs due to hyperinflation primarily as a result of certain monetary policies adopted by the government of this African country.


Consolidated Production Costs per
Equivalent Ounce of Attributable Gold Production
                                                                        -----------------------------------
For the year ended December 31,                                               2001              2000
                                                                        -----------------------------------
Cash operating costs                                                              $   186          $   193
Royalties
                                                                                        7                9
                                                                        -----------------------------------
Total cash costs
                                                                                      193              202
                                                                        -----------------------------------
Reclamation
                                                                                        2                3
Depreciation, depletion and amortization
                                                                                       94               99
                                                                        -----------------------------------
Total production costs                                                            $   289          $   304
                                                                        ===================================


The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.

Reconciliation of Total Cash Costs per
Equivalent Ounce of Gold to Consolidated Financial Statements For the year ended December 31, (millions except production in ounces and per ounce amounts)

                                                                        -----------------------------------
                                                                              2001              2000
                                                                        -----------------------------------
Operating costs per financial statements                                         $  180.7         $  189.6
Dayton operating costs
                                                                                      7.4              9.4
Site restoration cost accruals
                                                                                    (1.9)            (2.7)
Other
                                                                                    (3.7)            (5.4)
                                                                        -----------------------------------
Operating costs for per ounce calculation purposes                               $  182.5         $  190.9
                                                                        -----------------------------------
Gold equivalent production - ounces                                               944,803          943,798
Total cash costs per equivalent ounce of gold                                     $   193          $   202

Total cash costs per ounce of gold equivalent decreased by 4% during 2001. Details of the individual mine performance are discussed in the following sections.

Fort Knox Mine

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska in 1998. Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000. The Fort Knox mine 2001 business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as the Company acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at the True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

Hoyle Pond Mine

The Company acquired the Hoyle Pond underground mine, located in Timmins, Ontario, in 1993. Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 ounces in 2000. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

Kubaka Mine

The Company acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. The Company's share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for the Company's ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $144 per ounce.

The Company's share of capital expenditures at the Kubaka operations in 2001 was $0.4 million compared to $0.3 million during 2000. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. The Company's share of planned capital expenditures for 2002 are estimated to be $1.5 million.

In 1999, the Company began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka processing plant. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and commence the process of converting the current exploration license to a mining license. The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill tonnage for the Kubaka processing plant in 2003 or 2004.

Refugio Mine

The Company acquired a 50% interest in the Refugio open pit mine, located in Chile in 1998. The Company's share of gold equivalent production in 2001 was 67,211 ounces compared to 85,184 ounces in 2000. In 2001, total cash costs were $242 per ounce of gold equivalent compared to $300 in 2000. In late 2000, in light of the continued weakness in spot gold prices a decision was made to suspend mining activities and place the operations on care and maintenance in June of 2001. The open pit mining activities were suspended on June 1, 2001 as the last mined ore was placed on the leach pad and the Refugio operations commenced residual leaching of the two leach pads. All of the leased mining equipment was disposed of in 2001, eliminating any further financial obligations under the leases. Heap leaching operations continue and the balance of the Chilean summer will be spent reviewing the water balance and the estimated gold inventory on the leach pad to determine the best time to suspend residual leaching. The Company does not estimate any further economic production from this operation in 2002. The Refugio mine will remain on care and maintenance until spot gold prices improve substantially.

Blanket Mine

The Blanket mine, located in Zimbabwe, was acquired in 1993. Gold equivalent production in 2001 was 39,592 ounces compared to 34,571 ounces in 2000. Total cash costs were $279 per ounce of gold equivalent in 2001, compared to $236 in 2000. Gold production increased in 2001 as milling of historic tailings that were purchased, subject to a tonnage royalty, from a nearby producer commenced. Inflationary pressures within Zimbabwe reached extreme levels due to certain monetary policies adopted by the government making the sourcing of foreign materials and supplies increasingly more difficult. This has also been compounded by increases in violence and civil unrest throughout the fourth quarter, a trend that is expected to increase as the March elections draw closer. With only 20% of gold sales payable in U.S. dollars and in excess of 30% of consumables imported and denominated in currencies other than the Zimbabwe dollar, the future ability of this operation to service debt obligations to the Company remains questionable. Future dividend payments under the current tight monetary policies also appear unlikely. Throughout this challenging time the mine continues to operate, and estimates 2002 production of 39,000 gold equivalent ounces.

The Company believes that conditions will improve in Zimbabwe, but, in light of the current economic and political environment, the Company has discontinued the consolidation of its investment in Zimbabwe and has fully written it down. This write-down during the fourth quarter of 2001 totaled $11.8 million.

Other Operations

In addition to its primary operating mines, the Company has other locations in various stages of residual production or closure. Only two of these operations had gold equivalent production during 2001. Gold equivalent production from the Hayden Hill and Guanaco mines in 2001 was 3,605 ounces with total cash costs in excess of $300 per ounce. Both of these operations will have no further commercial production and efforts are now focused on mine closure and reclamation.

Administration

Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration costs include the costs incurred at two offices. These offices are the corporate office in Toronto and the United States office in Salt Lake City. Administration expenses totaled $10.1 million in 2001, compared to $10.4 million in 2000. The 2001 administration expenditures were similar to 2000. Administration expenses in 2002 are expected to remain near 2001 levels.

Exploration and Business Development

In 2001, total exploration and business development expenditures were $11.4 million of which $7.9 million was expensed. In 2000, total exploration and business development expenditures were $18.2 million of which $11.4 million was expensed. Capitalized exploration was incurred primarily on the Hoyle Pond property and Fort Knox properties, while expensed exploration activities focused on the George/Goose Lake project in Nunavut and the area surrounding the Kubaka mine in Russia. Exploration and business development expenditures are expected to be $10.0 million in 2002 of which $6.9 million is expected to be expensed.

Depreciation, Depletion and Amortization

Depreciation, depletion and amortization totaled $85.8 million in 2001 compared to $93.2 million in 2000. Depreciation, depletion and amortization have decreased to $94 per equivalent ounce of gold in 2001, from $99 in 2000. The 2001 decrease compared to 2000 was primarily due to increased year-end 2000 proven and probable reserves at the Kubaka mine. Depreciation, depletion and amortization on a per ounce basis are expected to remain at current levels in 2002.

Interest Expense

Interest expense totaled $9.1 million in 2001, compared to $14.3 million in 2000. Interest expense in 2001 is comprised of $2.0 million relating to the Company's proportionate share of interest on the Kubaka project and subordinated loans. In addition, in 2001, the Company incurred $2.8 million of interest on the Alaskan industrial revenue bonds, $2.8 million of interest on the debt component of the convertible debentures and the balance of interest on capital leases. Interest expense decreased in 2001 due to lower debt balances outstanding and lower interest rates.

Share of Loss of Investee Companies

Share of loss of investee companies totaled $2.2 million in 2001, compared to $8.1 million in 2000. The Company equity accounts investments where it owns more than 20% and exercises control. During 2001, the Company's share of the losses of the investee companies was $2.2 million, substantially less than recorded amounts in 2000. The 2000 results included 34% of Dayton Mining Corporation's write-down of the Anadacolla mine.

Write-down of Property Plant and Equipment

Impairment analysis for the operating assets consisted of comparing the estimated undiscounted future net cash flows on an area of interest basis with its carrying value, and when the future net cash flows are less, a non-cash write-down is recorded. Over the past three years gold has averaged $276 per ounce and closed the year at $277 per ounce. Subsequent to the end of 2001, gold has traded above $300 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $300 per ounce for gold for both reserve determination and impairment analysis in 2001 and 2000.

Non-cash property, plant and equipment write-downs totaled $16.1 million in 2001 compared to $72.1 million in 2000. The 2001 write-down was comprised of $11.8 million relating to the Blanket mine due to the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest. The balance of the write-down was on other non-core closure properties. The 2000 write-down was comprised of $36.1 million relating to the Refugio mine due to the decision to suspend operations and place the operations on care and maintenance, and the balance on other non-core development and closure properties.

Liquidity and Financial Resources

Operating Activities

Cash flow provided from operating activities was $74.5 million compared to $47.8 million in 2000. Cash flow provided from operating activities in 2002 is expected to be approximately $53.0 million using a spot gold price assumption of $280 per ounce. The 2001 cash flow from operating activities was positively affected by lower production costs, interest expense and exploration spending. In addition, $21.6 million of cash flow was generated upon the restructuring of certain spot deferred forward sales contracts. The 2001 cash flow from operating activities was used to finance capital expenditures and service existing debt. There were no dividends paid on the convertible preferred shares of subsidiary company in 2001.

Financing Activities

During 2001, the Company issued 24.2 million common shares valued at $23.2 million to acquire 945,400 convertible preferred shares of subsidiary company. At the time of the transaction the convertible preferred shares of the subsidiary company had a book value of $48.9 million. The $25.7 million difference in value associated with this transaction was applied against the carrying values of certain property, plant and equipment. In addition, in 2001, the Company issued 4.3 million common shares for cash consideration of $4.6 million pursuant to a private placement, issued 4.0 million common shares valued at $3.8 million to acquire mining properties, and issued 1.3 million common shares valued at $0.9 million pursuant to the employee share incentive plan. During 2000, the Company issued 2.0 million common shares for cash consideration of $1.4 million pursuant to a private placement, issued 2.1 million common shares for proceeds of $1.8 million pursuant to the employee share incentive plan and repurchased 3.5 million common shares pursuant to a normal course issuer bid for $5.3 million of cash.

On February 12, 2002, the Company completed a public offering and issued from treasury 23.0 million common shares for net proceeds of approximately $18.5 million. The majority of the funds raised are anticipated to be used to purchase the convertible preferred shares of subsidiary company. If the Company is successful in acquiring the 894,600 convertible preferred shares of subsidiary company at the offer price of $16.00 per share, the Company would apply the difference between the book and market value of approximately $33.7 million to reduce certain property, plant and equipment.

The debt component of convertible debentures was reduced by $5.4 million during 2001 compared to $4.9 million during 2000. Long-term debt repayments were $46.5 million in 2001 compared to $26.4 million during 2000.

The Company did not declare and pay any dividends to the holders of the convertible preferred shares of subsidiary company. Dividends paid on the convertible preferred shares of subsidiary company in 2000, before suspension in August 2000, totaled $3.4 million. Included in the carrying value of the Kinam preferred shares, as at December 31, 2001, is an accrual of $5.1 million that represents the cumulative unpaid dividends to the minority holders.

As at December 31, 2001, the Company had a $70 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. This operating line was reduced to $50.0 million on January 2, 2002. As at December 31, 2001, $59.0 million of letters of credit were issued under this facility. On January 2, 2002, the Company repaid $9.0 million of the Fort Knox industrial revenue bonds ("IRB's") which reduced the letters of credit outstanding under this facility to $49.8 million. The Company intends to re-market this credit facility in early 2002 since it matures in January 2003.

As at December 31, 2001, the Company's long-term debt consists of $4.2 million relating to the Kubaka project financing, $49.0 million of IRB's and various capital leases and other debt of $10.9 million. The current portion of the long-term debt is $33.1 million.

Investing Activities

Capital expenditures decreased by 27% in 2001, as $30.4 million was spent on capital additions, compared to $41.6 million in 2000. The 2001 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 92% of total capital expenditures incurred at these two mines. Capital spending at the Hoyle Pond mine totaled $7.9 million (2000 - $13.8 million), for exploration drilling, underground development and additions to the underground mobile fleet. Capital spending at the Fort Knox mine totaled $20.2 million (2000
- $17.6 million), to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. The Company's share of capital spending at the Refugio mine totaled $ nil (2000 - $3.2 million). Capital expenditures were financed out of cash flow from operating activities. Planned capital expenditures totaling $28.4 million in 2002 are to be funded from cash flow from operating activities and current cash reserves.

During 2001, one cash business acquisition was completed as the Company increased its ownership interest of E-Crete, LLC to approximately 86%. Cash used in business acquisitions was $1.2 million in 2001, compared to $nil in 2000.

Mineral Reserve and Mineral Resource Estimates

The following table provides the Company's share of reserves and resources as at December 31, 2001. Proven and probable reserves have declined by 1,259,000 ounces of gold since last year, primarily as a result of the consumption of 1,048,000 ounces from reserves to produce 936,580 ounces of attributable gold in 2001.

At Hoyle Pond the 2000 reserves were more than replaced in 2001 with a 10% increase in proven and probable reserves year-over-year, while Kubaka replaced about 27% of reserves consumed. At Kubaka production beyond the end of 2003 is dependent on continued success at the Birkachan deposit where in-fill drilling and exploratory drilling are ongoing.

At Fort Knox and area, proven and probable reserves were reduced primarily by the consumption of 477,000 ounces of gold from reserves to produce 411,221 ounces of gold equivalent in 2001. In addition, approximately 126,000 ounces of gold in reserves in 2000, that are located in the outer zone of the Fort Knox pit, were reclassified as inferred resources. This reclassification resulted from recent mining experience in the outer zone at Fort Knox where initial production indicated fewer tonnes but at a higher grade. In 2002, an in-fill drill program in the outer zone is targeted at reconverting this area back to reserves. In addition, in-fill drilling at True North is focussed on reserve additions at this recently developed satellite deposit.

Other changes in proven and probable reserves primarily relate to the pending sale of the Aginskoe project, a reduction at Refugio, which is in residual leach, and a small reduction at Dayton's Denton Rawhide mine, partially offset by the growth in reserves at the Blanket operation.

At year-end 2001, measured and indicated resources declined from 10,489,000 ounces to 9,460,000 ounces of gold and from 54.9 million ounces of silver to 9.3 million ounces of silver. The reduction of just over one million ounces of measured and indicated gold resources was primarily due to the sale of the Macassa operation and the sterilization of resources by reclamation activities at Haile, which are partially offset by the addition of 1,330,000 ounces of indicated gold resources with the acquisition of the George/Goose Lake project in Canada. The decline in silver resources was primarily as a result of the sale of the Candelaria property in 2001.

Inferred resources of gold, at December 31, 2001, increased by approximately 0.5 million ounces to 5.8 million ounces compared to the previous year. This increase reflects the sale of certain assets, which was more than offset by the acquisition of inferred resources at the George/Goose Lake project.





















Mineral Reserve and Mineral Resource Notes

1. Reported reserves and resources have been calculated in accordance with: the National Instrument (43-101, 43-101CP and 43-101F1) under the Canadian Securities Law, and the Canadian Institute of Mining Standards on Mineral Resource and Reserve, Definitions and Guidelines.

2. The reserves are based on an assumed long-term gold price of US $300 per ounce and reflect mining dilution and mining recovery.

3. Applying industry standard methodology, each property has a unique process gold recovery and cutoff grade.

                             ----------------- --------------- --------------
                                                  Average         Average
                                Producing         Process       Gold Cutoff
                                 Property         Recovery       Grade g/t
                             ----------------- --------------- --------------
                             ----------------- --------------- --------------
                             Hoyle Pond            88.0%           7.68
                             ----------------- --------------- --------------
                             ----------------- --------------- --------------
                             Fort Knox             85.6%           0.43
                             ----------------- --------------- --------------
                             ----------------- --------------- --------------
                             True North            85.0%           0.69
                             ----------------- --------------- --------------
                             ----------------- --------------- --------------
                             Kubaka                97.5%           3.20
                             ----------------- --------------- --------------
                             ----------------- --------------- --------------
                             Refugio               67.2%           0.48
                             ----------------- --------------- --------------
                             ----------------- --------------- --------------
                             Blanket               87.0%           3.20
                             ----------------- --------------- --------------
                             ----------------- --------------- --------------
                             Blanket Tails         63.0%            n/a
                             ----------------- --------------- --------------

4.   Unlike reserves, resources do not have a demonstrated economic value.

5. In addition to the reported Measured and Indicated resources, Inferred resources total 115.7 million tonnes containing 5.83 million gold ounces.

6. The impact of a $25/oz. reduction in the long-term gold price (to $275/oz.) results in an estimated 8% decrease in reserve gold ounces. Alternately, the impact of a $25/oz. rise in the long-term gold price (to $325/oz.), results in an estimated 6% increase in reserve gold ounces.

7. Except for "Other Sources" listed below, Kinross employees, who meet the 43-101 requirements for a Qualified Person, have prepared the reserve and resource estimations.

       Qualified Persons Responsible for Estimated Reserves and Resources

       ------------------------------ --------------------------------- ----------------------------------------
              Mine / Property                       Name                               Title(s)
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Hoyle Pond Mine                R. Cooper, P. Eng. & A. Still,    Mgr. Tech. Service, Chief Geol. (Hoyle
                                      AGO                               Pond)
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Other Timmins                  A. Still, AGO                     Chief Geologist (Hoyle Pond)
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Pamour                         R. Cooper, P. Eng.                Mgr. Technical Services (Hoyle Pond)
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Fort Knox                      T. Wilton, P. Geo. & V. Miller,   Chief Geologist FGMC, Engineering Mgr.
                                      P. E                              KTS
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       True North, Ryan Lode, and     T. Wilton, P. Geo.                Chief Geologist FGMC
       Gil
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Delamar                        V. Miller, P. E.                  Engineer. Mgr. Kinross Technical
                                    Services
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Goldbanks                      V. Miller, P. E.                  Engineering Mgr. Kinross Technical
                                    Services
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Kubaka                         V. Miller, P. E. & B. Falletta,   Engineer. Mgr. KTS, Engineer. Mgr. OGMC
                                      P. E.
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Refugio                        V. Miller, P. E.                  Engineering Mgr. Kinross Technical
                                    Services
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Blanket                        G. Ndebele, GSZ & R. Dye, P. E.   Geological Mgr. (Blanket), V. P. KTS
       ------------------------------ --------------------------------- ----------------------------------------
       ------------------------------ --------------------------------- ----------------------------------------
       Norseman                       B. Butler, P. Geo. & T. Wilton,   Sr. Geologist KGA, Chief Geologist FGMC
                                      P. Geo.
       ------------------------------ --------------------------------- ----------------------------------------

                                  Other Sources
       ------------------------------ -------------------------------------------------------------------------
       George/Goose Lake              MRDI, S. Juras, P. Geo.
       ------------------------------ -------------------------------------------------------------------------
       ------------------------------ -------------------------------------------------------------------------
       Angostura                      Information provided by Greystar Resources
       ------------------------------ -------------------------------------------------------------------------
       ------------------------------ -------------------------------------------------------------------------
       Dayton                         Information provided by Dayton Mining Corp.
       ------------------------------ -------------------------------------------------------------------------

Commodity Price Risks

The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2001 are as follows:

Expected       Ounces                                  Call              Average
Year           Hedged             Average              Options           Strike
Of Delivery    '000 oz.           Price                Sold '000 oz.     Price

2002           113                $271                  50               $340
2003           100                $270                 100               $320
2004           100                $270                  50               $340
               -------------------                      ------------------
Total          313                                     200
               ===================                      ==================

Outlook

As at December 31, 2001, the Company has $62.0 million of working capital, which includes a strong cash balance. The Company is continually focused on cost containment and is aggressively looking for opportunities to reduce spending in all areas. In addition, with the exception of the George/Goose Lake exploration program, all exploration efforts are now focused near existing producing assets, which should provide synergistic opportunities in the future. These initiatives, combined with sustainable low cost production, significant mining properties in Alaska and Timmins and a manageable debt repayment schedule, provide the Company with the ability to survive low spot gold prices in order to take advantage of higher prices in the future.

Subsequent to the year-end, the Company issued 23 million common shares for net proceeds of approximately $18.5 million (Cdn $29.6 million) and announced its intent to initiate a tender offer totaling $14.3 million for the 894,600 Series B Convertible Preferred Shares of Kinam Gold Inc. not already owned by the Company. These transactions are additional steps to further strength the balance sheet of the Company and complement the approximate $100 million reduction of obligations1 achieved in 2001.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For additional information, e-mail info@kinross.com or contact:
Robert M. Buchan           Gordon A. McCreary        Brian W. Penny
Chairman and               Vice President,           Vice President, Finance
Chief Executive Officer    Investor Relations and    and Chief Financial Officer
                           Corporate Development
Tel. (416) 365-5650        Tel. (416) 365-5132       Tel. (416) 365-5662

Kinross will host a conference call at 11:30 EST on February 14, 2002. The audio will be available at www.kinross.com. The conference call will be archived at www.kinross.com. For participation in the conference call e-mail info@kinross.com or call Anitka Rolczewski at 416-365-1362.
                                      -30-

Kinross Gold Corporation
Consolidated Balance Sheets
(expressed in millions of U.S. dollars) (unaudited)

                                                                                         As at                        As at
                                                                                      December 31                  December 31
                                                                                         2001                          2000
                                                                                      ------------                 -------------
Assets
       Current assets
          Cash and cash equivalents                                                       $  81.0                      $   77.8
          Restricted cash
                                                                                                -                           2.9
          Accounts receivable
                                                                                             13.8                          20.3
          Inventories
                                                                                             42.4                          54.6
          Marketable securities
                                                                                              1.5                           0.7
                                                                                      ------------                 -------------

                                                                                            138.7                         156.3
        Property, plant and equipment
                                                                                            413.9                         505.6
        Long - term investments
                                                                                             14.0                          14.4
        Deferred charges and other assets
                                                                                             11.0                          23.7
                                                                                      ------------                 -------------

                                                                                         $  577.6                      $  700.0
                                                                                      ============                 =============
Liabilities
       Current liabilities
          Accounts payable and accrued liabilities                                        $  31.0                      $   40.8
          Current portion of long - term debt
                                                                                             33.1                          31.5
          Current portion of site restoration cost accruals
                                                                                             12.6                           9.3
                                                                                      ------------                 -------------

                                                                                             76.7                          81.6

      Long-term debt
                                                                                             31.0                          79.8
      Site restoration cost accruals
                                                                                             43.0                          47.9
      Future income and mining taxes
                                                                                              3.3                           3.5
      Deferred revenue
                                                                                              9.6                          10.1
      Other long-term liabilities
                                                                                              6.0                          10.1
      Debt component of convertible debentures
                                                                                             28.1                          33.4
      Redeemable retractable preferred shares
                                                                                              3.1                           3.1
                                                                                      ------------                 -------------

                                                                                            200.8                         269.5
                                                                                      ------------                 -------------

Convertible preferred shares of subsidiary company
                                                                                             48.0                          91.8
                                                                                      ------------                 -------------

Common shareholders' equity
      Common share capital
                                                                                            945.7                         913.2
      Contributed surplus
                                                                                             12.9                          12.9
      Equity component of convertible debentures
                                                                                            124.8                         117.0
      Deficit
                                                                                           (726.0)                       (681.4)
      Cumulative translation adjustments
                                                                                            (28.6)                        (23.0)
                                                                                      ------------                 -------------

                                                                                            328.8                         338.7
                                                                                      ------------                 -------------

                                                                                         $  577.6                      $  700.0
                                                                                      ============                 =============

Kinross Gold Corporation
Consolidated Statements of Operations
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

                                                                               Three months ended                Year ended
                                                                                  December 31                   December 31
                                                                          ----------------------------- ----------------------------
                                                                               2001           2000           2001           2000
                                                                          ---------------- ------------ --------------- ------------
Revenue
      Mining revenue                                                            $    70.3      $  70.3       $   270.1      $  271.0
      Interest and other income
                                                                                      1.5          4.4             9.3          14.2
      Mark-to-market gain on call options
                                                                                      3.9          4.1             3.5           4.1
                                                                          ---------------- ------------ --------------- ------------

                                                                                     75.7         78.8           282.9         289.3
                                                                          ---------------- ------------ --------------- ------------
Expenses
      Operating
                                                                                     46.8         46.7           180.7         189.6
      General and administrative
                                                                                      2.5          2.0            10.1          10.4
      Exploration and business development
                                                                                      1.6          2.8             7.9          11.4
      Depreciation, depletion and amortization
                                                                                     21.4         26.0            85.8          93.2
                                                                          ---------------- ------------ --------------- ------------

                                                                                     72.3         77.5           284.5         304.6
                                                                          ---------------- ------------ --------------- ------------

Loss before the undernoted
                                                                                      3.4          1.3           (1.6)        (15.3)
      Gain on sale of assets
                                                                                      1.2          0.6             1.2           4.1
      Foreign exchange (loss) gain
                                                                                    (0.5)          0.1           (1.1)           0.5
      Share in loss of investee companies
                                                                                    (1.3)        (7.6)           (2.2)         (8.1)
      Interest expense on long-term liabilities
                                                                                    (1.7)        (3.3)           (9.1)        (14.3)
      Write-down of long-term investments
                                                                                        -       (13.1)               -        (13.1)
      Write-down of property, plant and equipment
                                                                                   (16.1)       (72.1)          (16.1)        (72.1)
                                                                          ---------------- ------------ --------------- ------------

Loss before taxes and dividends on convertible
      preferred shares of subsidiary company
                                                                                   (15.0)       (94.1)          (28.9)       (118.3)

Provision for income and mining taxes
                                                                                    (1.5)          2.7           (2.9)         (0.9)
                                                                          ---------------- ------------ --------------- ------------

Loss for the period before dividends on convertible
      preferred shares of subsidiary company
                                                                                   (16.5)       (91.4)          (31.8)       (119.2)

Dividends on convertible preferred shares of subsidiary company
                                                                                    (0.8)        (1.8)           (5.1)         (6.9)
                                                                          ---------------- ------------ --------------- ------------

Net loss for the period
                                                                                   (17.3)       (93.2)          (36.9)       (126.1)

Increase in equity component of convertible debentures
                                                                                    (2.0)        (1.9)           (7.7)         (7.2)
                                                                          ---------------- ------------ --------------- ------------

Net loss for the period attributable to common shareholders                   $    (19.3)    $  (95.1)      $   (44.6)    $  (133.3)
                                                                          ================ ============ =============== ============

Loss per share
Basic                                                                         $    (0.06)    $  (0.32)      $   (0.14)     $  (0.45)

Weighted average number of common shares outstanding (millions)
                                                                                    333.2        298.1           313.4         298.1
Total outstanding and issued common shares at December 31
                                                                                                                 334.7         300.9



Kinross Gold Corporation
Consolidated Statements of Cash Flows
(expressed in millions of U.S. dollars) (unaudited)
                                                                              Three months ended                 Year ended
                                                                                  December 31                   December 31
                                                                          ----------------------------- ----------------------------
                                                                               2001           2000           2001           2000
                                                                          ---------------- ------------ --------------- ------------
Net inflow (outflow) of cash related to the following activities:
Operating:
     Loss for the period before dividends on convertible preferred shares
           of subsidiary company                                              $    (16.5)    $  (91.4)      $   (31.8)    $  (119.2)
     Items not affecting cash:
           Depreciation, depletion and amortization
                                                                                     21.4         26.0            85.8          93.2
           Write-down of property, plant and equipment
                                                                                     14.6         72.1            14.6          72.1
           Write-down of long-term investments
                                                                                        -         13.1               -          13.1
           (Gain) on sale of assets
                                                                                    (1.2)        (0.6)           (1.2)         (4.1)
           Future income taxes
                                                                                        -        (3.5)               -         (3.5)
           Deferred revenue realized
                                                                                    (4.8)        (6.3)          (17.7)        (13.5)
           Site restoration cost accruals
                                                                                      0.7          0.7             1.9           2.6
           Share in loss of investee companies
                                                                                      1.3          7.6             2.2           9.4
                                                                          ---------------- ------------ --------------- ------------

                                                                                     15.5         17.7            53.8          50.1
      Proceeds on restructuring of gold forward sale contracts
                                                                                      0.5            -            21.6           4.7
      Site restoration cash expenditures
                                                                                    (2.6)        (4.5)           (7.1)         (9.6)
      Changes in non-cash working capital items
           Accounts receivable
                                                                                      4.3        (1.3)             5.1           5.7
           Inventories
                                                                                      1.5          1.7             9.6           0.6
           Marketable securities
                                                                                        -        (0.3)               -           4.8
           Accounts payable and accrued liabilities
                                                                                    (3.9)        (3.0)           (8.0)         (8.3)
      Effect of exchange rate changes on cash
                                                                                      0.5          2.1           (0.5)         (0.2)
                                                                          ---------------- ------------ --------------- ------------
Cash flow provided from operating activities
                                                                                     15.8         12.4            74.5          47.8
                                                                          ---------------- ------------ --------------- ------------
Financing:
      Issuance (repurchase) of common shares, net
                                                                                      2.6          2.0             5.4         (2.1)
      Reduction of debt component of convertible debentures
                                                                                    (1.4)        (1.4)           (5.4)         (4.9)
      Repayment of debt
                                                                                    (6.6)        (9.6)          (46.5)        (26.4)
      Dividends on convertible preferred shares of subsidiary company
                                                                                        -            -               -         (3.4)
                                                                          ---------------- ------------ --------------- ------------
Cash flow used in financing activities
                                                                                    (5.4)        (9.0)          (46.5)        (36.8)
                                                                          ---------------- ------------ --------------- ------------
Investing:
      Additions to property, plant and equipment
                                                                                    (5.6)        (9.4)          (30.4)        (41.6)
      Business acquisitions, net of cash acquired
                                                                                    (0.7)            -           (1.2)             -
      Long-term investments and other assets
                                                                                      4.7        (1.3)             2.1         (7.4)
      Proceeds from the sale of property, plant and equipment
                                                                                      0.2          1.6             1.8           4.8
      Decrease (increase) in restricted cash
                                                                                        -        (2.9)             2.9         (2.9)
                                                                          ---------------- ------------ --------------- ------------
Cash flow used in investing activities
                                                                                    (1.4)       (12.0)          (24.8)        (47.1)
                                                                          ---------------- ------------ --------------- ------------
Increase (decrease) in cash and cash equivalents
                                                                                      9.0        (8.6)             3.2        (36.1)
Cash and cash equivalents, beginning of period
                                                                                     72.0         86.4            77.8         113.9
                                                                          ---------------- ------------ --------------- ------------
Cash and cash equivalents, end of  period                                       $    81.0      $  77.8       $    81.0      $   77.8
                                                                          ================ ============ =============== ============

Gold Equivalent Production - Ounces
                                                                               Three months ended                Year ended
                                                                                  December 31                    December 31
                                                                          -----------------------------  ---------------------------
                                                                               2001           2000           2001           2000
                                                                          ---------------- ------------  -------------- ------------

         Primary operations:
              Fort Knox
                                                                                  104,521      112,745         411,221       362,959
              Hoyle Pond
                                                                                   46,051       36,299         156,581       140,441
              Kubaka (1)
                                                                                   62,415       62,373         237,162       244,641
              Refugio (2)
                                                                                   10,130       21,033          67,211        85,184
              Blanket
                                                                                    8,879        8,030          39,592        34,571
                                                                          ---------------- ------------  -------------- ------------


                                                                                  231,996      240,480         911,767       867,796
                                                                          ---------------- ------------  -------------- ------------

         Other operations:
              Denton-Rawhide (3)
                                                                                    4,168        4,114          17,713        29,361
              Andacollo (3)
                                                                                    2,080        5,667          11,718        21,030
              Hayden Hill
                                                                                        -        1,735           1,887         9,582
              Guanaco
                                                                                        -        2,630           1,718        16,029
                                                                          ---------------- ------------  -------------- ------------


                                                                                    6,248       14,146          33,036        76,002
                                                                          ---------------- ------------  -------------- ------------

Total gold equivalent ounces
                                                                                  238,244      254,626         944,803       943,798
                                                                          ================ ============  ============== ============

Consolidated production costs
($ per ounce of gold equivalent)
       Cash operating costs
                                                                                      192          177             186           193
       Royalties
                                                                                        8            4               7             9
                                                                          ---------------- ------------  -------------- ------------
       Total cash costs
                                                                                      200          181             193           202
       Reclamation
                                                                                        3            3               2             3
       Depreciation and amortization
                                                                                       92          102              94            99
                                                                          ---------------- ------------  -------------- ------------
       Total production cost
                                                                                      295          286             289           304
                                                                          ================ ============  ============== ============

(1)  Represents the Company's 54.7% ownership interest

(2)  Represents the Company's 50% ownership interest.

(3) The 49% interest in the Denton-Rawhide mine was sold to Dayton Mining Inc. ("Dayton") on March 31, 2000 for common shares of Dayton. As a result of this transaction and the sale to Dayton of certain other assets, the Company holds an approximate 33% interest in the Denton-Rawhide and Andacollo mines from April 1, 2000. Accordingly, year - 2001 production includes approximately 33% of Andacollo and Denton-Rawhide production attributable to the Dayton ownership interest.


Cash operating costs
($ per ounce of gold equivalent)
                                                                               Three months ended                Year ended
                                                                                  December 31                   December 31
                                                                          ----------------------------- ----------------------------
                                                                               2001           2000           2001           2000
                                                                          ---------------- ------------ --------------- ------------
       Primary operations:
           Fort Knox
                                                                                      236          167             207           203
           Hoyle Pond
                                                                                      169          193             181           208
           Kubaka
                                                                                      106          102             118           111
           Refugio
                                                                                      183          321             229           286
           Blanket
                                                                                      385          266             275           236
                                                                          ---------------- ------------ --------------- ------------

                                                                                      191          171             184           187
                                                                          ---------------- ------------ --------------- ------------
        Other operations:
           Denton-Rawhide
                                                                                      234          289             248           243
           Andacollo
                                                                                      269          229             254           284
           Hayden Hill
                                                                                        -          317             267           227
           Guanaco
                                                                                        -          362             413           258
                                                                          ---------------- ------------ --------------- ------------

                                                                                      246          282             260           256
                                                                          ---------------- ------------ --------------- ------------


                                                                                      192          177             186           193
                                                                          ================ ============ =============== ============
Total cash costs
($ per ounce of gold equivalent)
        Primary operations:
            Fort Knox
                                                                                      236          167             207           203
            Hoyle Pond
                                                                                      169          193             182           209
            Kubaka
                                                                                      133          113             140           139
            Refugio
                                                                                      196          334             242           300
            Blanket
                                                                                      393          266             279           236
                                                                          ---------------- ------------ --------------- ------------

                                                                                      199          175             191           197
                                                                          ---------------- ------------ --------------- ------------
        Other operations:
            Denton-Rawhide
                                                                                      234          289             248           243
            Andacollo
                                                                                      275          233             259           289
            Hayden Hill
                                                                                        -          328             277           240
            Guanaco
                                                                                        -          385             436           278
                                                                          ---------------- ------------ --------------- ------------

                                                                                      248          289             263           263
                                                                          ---------------- ------------ --------------- ------------


                                                                                      200          181             193           202
                                                                          ================ ============ =============== ============






Kinross Gold Corporation
Gold Production and Cost Summary

                                                                               Three months ended                Year ended
                                                                                  December 31                   December 31
                                                                          ----------------------------- ----------------------------
                                                                               2001           2000           2001           2000
                                                                          ---------------- ------------ --------------- ------------

Fort Knox
      Tonnes milled/crushed (000's) (1)
                                                                                  3,795.5      3,464.7        14,209.1      13,603.2
      Grade (grams per tonne)
                                                                                     1.00         1.14            1.05          0.94
      Recovery                                                                        85%          89%             89%           89%
      Gold equivalent production to dore (2)
                                                                                  104,521      112,745         411,221       362,959
      Per ounce:
          Total cash costs                                                      $     236      $   167        $    207       $   203
          Depreciation, depletion and amortization
                                                                                      107           89             104            88
          Site restoration cost accruals
                                                                                        3            4               3             3
                                                                          ---------------- ------------ --------------- ------------
          Total production costs                                                $     346      $   260        $    314       $   294
                                                                          ================ ============ =============== ============


Hoyle Pond
      Tonnes milled/crushed (000's) (1)
                                                                                    127.6        119.0           443.9         460.6
      Grade (grams per tonne)
                                                                                    12.91        11.82           12.40         11.27
      Recovery                                                                        90%          80%             88%           84%
      Gold equivalent production to dore (2)
                                                                                   46,051       36,299         156,581       140,441
      Per ounce:
          Total cash costs                                                      $     169      $   193        $    182       $   209
          Depreciation, depletion and amortization
                                                                                       64          102              82            93
          Site restoration cost accruals
                                                                                        3            -               1             1
                                                                          ---------------- ------------ --------------- ------------
          Total production costs                                                $     236      $   295        $    265       $   303
                                                                          ================ ============ =============== ============


Kubaka (3)
      Tonnes milled/crushed (000's) (1)
                                                                                    223.3        217.6           889.3         856.8
      Grade (grams per tonne)
                                                                                    16.05        16.30           15.28         16.28
      Recovery                                                                        98%          98%             98%           98%
      Gold equivalent production to dore (2)
                                                                                   62,415       62,373         237,162       244,641
      Per ounce:
          Total cash costs                                                      $     133      $   113        $    140       $   139
          Depreciation, depletion and amortization
                                                                                       98          133             101           126
          Site restoration cost accruals
                                                                                        3            2               2             3
                                                                          ---------------- ------------ --------------- ------------
          Total production costs                                                $     234      $   248        $    243       $   268
                                                                          ================ ============ =============== ============








Refugio (4)
     Tonnes milled/crushed (000's) (1)
                                                                                       -      1,556.5         4,643.9       8,801.4
     Grade (grams per tonne)
                                                                                       -         0.94            0.95          0.94
     Recovery                                                                                     64%             64%           64%
                                                                                       -
     Gold equivalent production to dore (2)
                                                                                  10,130       21,033          67,211        85,184
     Per ounce:
         Total cash costs                                                      $     196      $   334        $    242       $   300
         Depreciation, depletion and amortization
                                                                                       -           43               -            46
         Site restoration cost accruals
                                                                                       -            5               -             5
                                                                         ---------------- ------------  -------------- -------------
         Total production costs                                                $     196      $   382        $    242       $   351
                                                                         ================ ============  ============== =============


Blanket
      Tonnes milled/crushed (000's) (1)
                                                                                   295.5        123.1         1,200.3         705.9
      Grade (grams per tonne)
                                                                                    1.40         2.56            1.64          1.96
      Recovery                                                                       67%          79%             63%           78%
      Gold equivalent production to dore (2)
                                                                                   8,879        8,030          39,592        34,571
      Per ounce:
          Total cash costs                                                     $     393      $   266        $    279       $   236
          Depreciation, depletion and amortization
                                                                                      56           62              58            64
          Site restoration cost accruals
                                                                                       4           12               3             3
                                                                          --------------- ------------  -------------- -------------
          Total production costs                                               $     453      $   340        $    340       $   303
                                                                         ================ ============  ============== =============


           (1) Tonnes milled/crushed represents 100% of mine production (2) Gold equivalent to dore represents the Company's share (3) 54.7% ownership interest (4) 50% ownership interest


--------
1 In this context, Kinross' obligations are defined as long-term debt (including current portion) plus preferred shares and the face value of the convertible debentures.